FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 6, 2023

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Material Fact

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company with Authorized Capital

Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59

State Registry (NIRE) 35.300.326.237

AGRICULTURAL OPERATIONS ESTIMATES 2023/2024 HARVEST YEAR

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (B3: AGRO3) (NYSE: LND), leader in Brazil in the acquisition, development and sale of rural properties with high potential for appreciation, informs its shareholders and the market in general its first estimates of the agricultural operations for the 2023/2024 harvest year.

Planted area per culture (hectare)

Production per culture (tons)

Grain and cotton production was lower than estimates due to weather conditions, which affected the production cycle.

Bahia was the worst affected region, where soybean and cotton productivity fell 23% and 14%, respectively, due to an extremely dry summer season that adversely affected crop yield at the farms across the region.

On the other hand, second crop corn delivered record yield, with average productivity of 130 bags/hectare over a sizeable area, which accounts for 20% of total production.

Sugarcane

Cattle Raising

Production costs (R$/ha)

In 2023, the increase in costs in relation to 2022 is explained by higher unit cost, reflecting the increase in prices of fertilizers, seeds and fuel. The unit cost was affected by lower productivity.

It is noteworthy that the estimates are hypothetical data and do not constitute a promise of performance. For more information about our operating estimates see the respective section of our Reference Form.

São Paulo, September 5th, 2023.

Gustavo Javier Lopez

CFO & DRI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2023	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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